UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

1.	Cemex, S.A.B. de C.V.’s (NYSE: CX) (“Cemex”) and its subsidiaries consolidated financial statements for the years ended December 31, 2023, 2022, and 2021.

2.	Cemex’s separate financial statements for the years ended December 31, 2023, 2022, and 2021.

Cemex’s consolidated and separate financial statements are subject to approval by Cemex’s shareholders at the Ordinary General Shareholders’ Meeting to be held on March 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: February 23, 2024	By:	/s/ Rafael Garza Lozano
		Name:	Rafael Garza Lozano
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Cemex, S.A.B. de C.V.’s (NYSE: CX) (“Cemex”) and its subsidiaries consolidated financial statements for the years ended December 31, 2023, 2022, and 2021, subject to approval by Cemex’s shareholders at the Ordinary General Shareholders’ Meeting to be held on March 22, 2024.

2.	Cemex’s separate financial statements for the years ended December 31, 2023, 2022, and 2021, subject to approval by Cemex’s shareholders at the Ordinary General Shareholders’ Meeting to be held on March 22, 2024.

4